FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-09225

H.B. FULLER COMPANY THRIFT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY THRIFT PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY THRIFT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:	/s/ Virchow, Krause & Company, LLP
Minneapolis, Minnesota
June 27, 2008

H.B. FULLER COMPANY THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Cash equivalents	$4,656,772	$492,327
Investments, at fair value	173,471,937	191,137,895
Receivables:
Employer contributions receivable	160,602	—
Trade settlements receivable	—	196,140
Accrued income	239,803	78,896

Total assets	178,529,114	191,905,258

Liabilities:

Trade settlements payable	2,212,983	—

Net assets available for benefits	$176,316,131	$191,905,258

See accompanying notes to financial statements.

H.B. FULLER COMPANY THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions:
Contributions:
Participant contributions	$5,989,732
Employer contributions	2,861,229

Total contributions	8,850,961

Investment income:
Interest	347,892
Dividends	1,309,613
Net depreciation in fair value of investments	(1,463,004)
Other income	656,985

Total investment income	851,486

Total additions	9,702,447

Deductions:
Participant distributions and withdrawals	(25,162,356)
Administrative expense	(129,218)

Total deductions	(25,291,574)

Net decrease in net assets available for benefits	(15,589,127)
Net assets available for benefits:
Beginning of year	191,905,258

End of year	$176,316,131

See accompanying notes to financial statements.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2007

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire. All qualified employees are immediately eligible for the Employer matching contribution. To become a participant in the Plan, an employee must agree to make contributions equal to 1 percent of pre-tax compensation up to a maximum of 25 percent subject to a statutory maximum of $15,500 for 2007. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation in the form of H.B. Fuller Company Common Stock. A participant’s contribution and Employer’s contribution may be invested in any combination of the following participant-directed investment funds or H.B. Fuller Company Common Stock. Other funds include the Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Advantage Index Fund, Wells Fargo Advantage Small Company Growth Fund, Wells Fargo Advantage Growth Balanced Fund, Janus Twenty Fund, Wells Fargo S&P Midcap Index Fund, Van Kampen Comstock Fund, Dodge & Cox International Stock Fund, Goldman Sachs Small Cap Value Fund and MFS International Growth Fund. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

All employees hired after January 1, 2007 who are not eligible to participate in any defined benefit pension plan are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of credited service to the Employer, or upon age 65, disability, death or termination of the plan.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2007

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, with at least 10 years of eligible service, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo Minnesota, N.A. prime rate at the time of the loan (7.25 percent at December 31, 2007). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2007 had interest notes ranging from 4.0 percent to 9.5 percent and mature at various dates through 2022. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2007 and 2006 were $20 and $1,467, respectively. Forfeitures of $54,011 were used to reduce Employer contributions for the year ended December 31, 2007.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2007

(j)	Plan Amendments and Other Plan Changes

Effective January 1, 2008, the plan was amended to allow H.B. Fuller Company employees of the Roanoke Companies Group to participate in the plan. Roanoke was purchased by the company in March of 2006. Prior to the amendment, the Roanoke employees were eligible to participate in the RCG 401(k) Plan. The assets remaining in the RCG 401(k) Plan will be distributed to the plan participants in accordance with the provisions of the plan after the RCG plan is terminated. Distributions from the RCG 401(k) Plan may be rolled over into the H.B. Fuller Company Thrift Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair value of investments in pooled, common and collective trust funds is based on the contract value which approximates fair value of each fund at year-end. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The participant loans are valued at their outstanding balances, which approximate fair value.

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in the Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2007 and 2006, approximately 35 percent and 46 percent of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2007

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2007

(3)	Investments

Investments, at fair value, include the following at December 31, 2007 and 2006:

	2007		2006
H.B. Fuller Company common stock**,
2,752,130 and 3,424,614 shares, respectively	$61,785,319	*	$88,423,533	*
Wells Fargo Advantage Index Fund,
377,002 and 404,356 shares, respectively	21,032,967	*	22,538,804	*
Wells Fargo Stable Return Fund,
618,776 and 614,974 shares, respectively	26,523,227	*	25,106,943	*
Wells Fargo Advantage Growth Balanced Fund,
430,566 and 403,288 shares, respectively	12,228,086	*	12,251,895	*
Wells Fargo Advantage Small Company Growth Fund
304,612 and 301,081 shares, respectively	7,371,599		8,321,880
PIMCO Total Return Bond Fund
519,968 and 432,921 shares, respectively	5,558,460		4,493,719
Janus Twenty Fund
119,671 and 86,839 shares, respectively	8,867,641	*	4,743,151
Wells Fargo S&P MidCap Index Fund
92,218 and 92,027 shares, respectively	6,150,043		5,700,171
Van Kampen Comstock Fund
253,741 and 239,842 shares, respectively	4,435,384		4,616,962
MFS International Growth Fund
236,792 and 198,446 shares, respectively	6,942,730		5,435,424
Dodge & Cox International Stock Fund
166,698 and 101,797 shares, respectively	7,671,439		4,444,463
Goldman Sachs Small Cap Value Fund
53,119 and 40,554 shares, respectively	1,902,182		1,852,517
Participant loans receivable	3,002,860		3,208,433

	$173,471,937		$191,137,895

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.
**	Non-participant directed investment, see note 4.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2007

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value by $1,463,004 as follows:

Wells Fargo Mutual Funds	$1,594,613
Janus Twenty Fund	1,951,759
H.B. Fuller Company Common Stock*	(8,013,793)
Wells Fargo Stable Return Fund	1,382,544
Wells Fargo S&P Midcap Index Fund	412,444
PIMCO Total Return Bond Fund	188,829
Van Kampen Comstock Fund	(204,320)
Dodge & Cox International Stock Fund	470,061
Goldman Sachs Small Cap Value Fund	(155,655)
MFS International Growth Fund	910,514

$(1,463,004)

*	Non-participant –directed investment, see note 4

(4)	Non-participant-directed Investments

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the non-participant-directed investments is as follows at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits:
H.B. Fuller Company Common Stock	$61,785,319	$88,423,533
Cash and cash equivalents	2,160,640	504,617
Accrued income	9,859	2,542

	$63,955,818	$88,930,692

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2007

Year Ended December 31, 2007
Changes in net asset
Contributions	$3,466,448
Interest	92,752
Dividends	699,000
Other income	7,318
Net depreciation of investments	(8,013,793)
Participant distributions and withdrawals	(7,409,711)
Net transfers to participant directed investments	(13,815,299)
Administrative expenses	(1,589)

$(24,974,874)

(5)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

(6)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2007 amounted to $92,310,419 and $109,635,768, respectively. The fair value of H.B. Fuller Company common stock was $61,785,319 and $88,423,533 at December 31, 2007 and 2006, respectively.

The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. During 2007, the Trustee made purchases and sales of such securities amounting to $131,860,426 and $135,863,798, respectively.

The plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Participant loan balances were $3,002,860 and $3,208,433 at December 31, 2007 and 2006, respectively.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2007

(7)	Pending Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstances. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, SFAS 157 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Plan expects to adopt the provisions of SFAS 157 for the year ended December 31, 2008. The Plan does not expect the adoption of the provisions of SFAS 157 to have a material effect on the Plan’s financial condition and results of operations.

Schedule I

H.B. FULLER COMPANY THRIFT PLAN

Schedule H, line 4i —Schedule of Assets (Held at End of Year)

December 31, 2007

EIN 41-0268370

Plan Number 003

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description	Units/ Shares	(d) Cost		(e) Current value
*	Wells Fargo Minnesota, N.A.	H.B. Fuller Company Common Stock	2,752,130	$64,401,476		$61,785,319
*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, and Collective	618,776	*	*	26,523,227
*	Wells Fargo Minnesota, N.A.	Advantage Index Fund Common Stock	377,002	*	*	21,032,967
*	Wells Fargo Minnesota, N.A .	Advantage Growth Balanced Fund Mutual Fund – Balanced	430,566	*	*	12,228,086
*	Wells Fargo Minnesota, N.A.	Advantage Small Company Growth Fund, Common Stock	304,611	*	*	7,371,599
	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Corporate Bonds	519,968	*	*	5,558,460
	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Common Stock	119,671	*	*	8,867,641
*	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund Pooled, Common and Collective	92,218	*	*	6,150,043
	Wells Fargo Minnesota, N.A.	Van Kampen Comstock Fund Common Stock	253,741	*	*	4,435,384
	Wells Fargo Minnesota, N.A.	Dodge & Cox International Stock Fund, Common Stock	166,698	*	*	7,671,439
	Wells Fargo Minnesota, N.A.	Goldman Sachs Small Cap Value Fund, Common Stock	53,119	*	*	1,902,182
	Wells Fargo Minnesota, N.A.	MFS International Growth Fund Common Stock	236,792	*	*	6,942,730
*	Participant loans	Participant loans receivable, interest at 4.0% to 9.5%, due at various dates through 2022		$—		3,002,860

		Total investments				$173,471,937

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.

Schedule II

H.B. FULLER COMPANY THRIFT PLAN

Schedule H, line 4j —Schedule of Reportable Transactions*

Year ended December 31, 2007

EIN 41-0268370

Plan Number 003

Five percent of series of transaction by security issue:

	Number of		Total dollar amount		Transaction cost	Expenses Incurred	Net gain
Security issue	Purchases	Sales	Purchases	Sales
H.B. Fuller Company	68		$92,310,419		$92,310,419	$101,435
Common Stock		75		$109,635,768	74,078,380	122,199	$35,557,388
Wells Fargo Stable Return	118		119,554,697		119,554,697	—
Fund, Pooled, Common and Collective		132		119,520,955	117,453,612	—	2,067,343
Wells Fargo Short Term	181		169,067,593		169,067,593	—
Investment Fund		181		164,917,287	164,917,287	—	—
Dodge & Cox International	138		6,759,264		6,759,264	—
Stock Fund		72		3,870,978	3,430,837	—	440,141

Five percent of series of transaction by broker:

Broker	Description	Principal Cash	Expense Incurred with Transaction	Transaction Cost	Net Gain
AG Edwards and Sons Inc.	H.B. Fuller Common Stock Fund, Common Stock	$19,980,839	$21,764	$15,735,432	$4,245,407
Bernstein Sanford C. & C	H.B. Fuller Common Stock Fund, Common Stock	30,115,626	31,852	23,899,319	6,216,307
JP Morgan Securities Inc.	H.B. Fuller Common Stock Fund, Common Stock	35,485,323	38,905	29,732,397	5,752,926

Jefferies & Company	H.B. Fuller Common Stock Fund, Common Stock	9,848,204	10,251	7,177,327	2,670,877
Lehman Brothers Inc.	H.B. Fuller Common Stock Fund, Common Stock	21,069,301	23,185	19,355,604	1,713,697
Merrill Lynch Pierce Fenner	H.B. Fuller Common Stock Fund, Common Stock	41,648,681	47,538	34,295,127	7,353,554
RBC Capital Markets	H.B. Fuller Common Stock Fund, Common Stock	15,439,970	17,870	14,372,928	1,067,042
Citigroup Global Markets Inc.	H.B. Fuller Common Stock Fund, Common Stock	24,004,132	27,387	19,098,779	4,905,353

*	Transactions or series of transactions in excess of 5 percent of the Plan’s assets at January 1, 2007, as defined in 29 CFR 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ER1SA.

See accompanying report of independent registered public accounting firm.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY THRIFT PLAN

Date: June 27, 2008	By:	/s/ Mary Lehnert
(Plan administrator)